Exhibit 99.1

Magna International Inc.

Third Quarter Report

2009

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2009 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2008 included in our 2008 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at November 5, 2009.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2009, we had 242 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

HIGHLIGHTS

North American vehicle production experienced a significant sequential improvement in the third quarter of 2009, increasing 32% relative to the second quarter of 2009. In addition, North American vehicle production for the third quarter of 2009 declined 20% relative to the third quarter of 2008, compared to a 50% decline in the first half of 2009, relative to the first half of 2008.

The increase in North American vehicle production in the third quarter of 2009, compared to the second quarter of 2009 reflected primarily the resumption of production at a number of Chrysler and General Motors assembly facilities following their emergence from bankruptcy protection, the historically low average levels of dealer vehicle inventories during the third quarter of 2009, as well as increased U.S. vehicle sales in the third quarter of 2009, due in particular to the implementation of the Car Allowance Rebate System (“CARS”) in the United States in July 2009.

In Europe, vehicle production for the third quarter of 2009 declined 9% from the third quarter of 2008. This decline is less substantial than the 34% decline in European vehicle production experienced during the first half of 2009, as compared to the first half of 2008. Various “scrappage” programs that have been in place in a number of European countries have assisted in supporting vehicle sales. Some of these programs have reached or are close to, their funding limit, which may have a negative impact on future vehicle sales and production in Europe.

Our ongoing restructuring actions and implementation of a number of cost saving measures, all contributed to our improved financial results. Our total sales declined 16% in the third quarter of 2009, relative to the third quarter of 2008. In spite of the sales decline, operating income, excluding unusual items, increased $47 million to $81 million in the third quarter of 2009, from $34 million for the third quarter of 2008.

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Our operating results also improved considerably from the second quarter of 2009 to the third quarter of 2009. While sales increased $964 million from the second quarter to the third quarter of 2009, operating income, excluding unusual items, increased $263 million.

In September, we announced that our offer, with Savings Bank of the Russian Federation, to acquire an equity interest in Adam Opel GmbH (“Opel”) was selected by both General Motors Company (“GM”) and the Opel Trust as the preferred solution to address the future of Opel. On November 3 2009, GM announced that its Board of Directors had decided to terminate the sale process for Opel.

FINANCIAL RESULTS SUMMARY

During the third quarter of 2009, we posted sales of $4.7 billion, a decrease of 16% from the third quarter of 2008. This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales offset in part by an increase in our Rest of World production sales. Comparing the third quarter of 2009 to the third quarter of 2008:

•      North American average dollar content per vehicle increased 8%, while vehicle production declined 20%;

•      European average dollar content per vehicle was unchanged, while vehicle production declined 9%; and

•      Complete vehicle assembly sales decreased 38% to $428 million from $687 million as complete vehicle assembly volumes declined 42%.

During the third quarter of 2009, we generated operating income of $81 million compared to an operating loss of $112 million for the third quarter of 2008. Excluding the $146 million of unusual items recorded in the third quarter of 2008, as discussed in the “Unusual Items” section, the $47 million increase in operating income was primarily due to:

•      the benefit of restructuring and downsizing activities and cost savings initiatives (including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes), undertaken during or subsequent to the third quarter of 2008;

•      a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the “Cash Resources” section below;

•      lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;

•      productivity and efficiency improvements at certain facilities;

•      lower commodity costs; and

•      incremental margin earned from acquisitions completed during or subsequent to the third quarter of 2008.

These factors were partially offset by:

•      decreased margin earned on reduced sales as a result of significantly lower vehicle production volumes;

•      costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•      operational inefficiencies and other costs at certain facilities;

•      an accounts receivable valuation allowance;

•      electric vehicle development costs;

•      a favourable revaluation of warranty accruals during the third quarter of 2008;

•      costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;

•      incremental costs associated with restructuring and downsizing activities;

•      costs incurred to develop and grow our electronics capabilities; and

•      net customer price concessions.

During the third quarter of 2009, net income was $51 million compared to net loss of $215 million for the third quarter of 2008. Excluding the $234 million of unusual items recorded in the third quarter of 2008, as discussed in the “Unusual Items” section, net income for the third quarter of 2009 increased $32 million. The increase in net income was as a result of the increase in operating income partially offset by higher income taxes.

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During the third quarter of 2009, our diluted earnings per share was $0.45 compared to diluted loss per share of $1.93 for the third quarter of 2008. Excluding the unusual items recorded in the third quarter of 2008, as discussed in the “Unusual Items” section, diluted earnings per share for the third quarter of 2009 increased $0.28. The increase in diluted earnings per share is as a result of the increase in net income, excluding unusual items, partially offset by an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options, since such shares were anti-dilutive in the third quarter of 2008.

UNUSUAL ITEMS

During the three months and nine months ended September 30, 2009 and 2008, we recorded certain unusual items as follows:

		2009			2008
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Third Quarter
Impairment charges (1)	$—	$—	$—	$(258)	$(223)	$(2.00)
Restructuring charges (1)	—	—	—	(4)	(4)	(0.04)
Foreign currency gain (2)	—	—	—	116	116	1.04
Valuation allowance on future tax assets (3)	—	—	—	—	(123)	(1.10)
Total third quarter unusual items	—	—	—	(146)	(234)	(2.10)

Second Quarter
Impairment charges (1)	(75)	(75)	(0.67)	(9)	(7)	(0.06)
Restructuring charges (1)	(6)	(6)	(0.05)	—	—	—
Curtailment gain (4)	26	20	0.18	—	—	—
Total second quarter unusual items	(55)	(61)	(0.54)	(9)	(7)	(0.06)

Total year to date unusual items	$(55)	$(61)	$(0.54)	$(155)	$(241)	$(2.11)

(1)  Restructuring and Impairment Charges

[a]  For the nine months ended September 30, 2009

Historically, we complete our annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with our annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

After failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, during the second quarter of 2009, we decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

Therefore, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009, we recorded a $75 million goodwill impairment at our Powertrain North America reporting unit, representing our best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit’s assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility, substantially all of which will be paid subsequent to 2009.

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[b]   For the nine months ended September 30, 2008

As a result of the significant and accelerated declines in vehicle production volumes primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

Based on this analysis, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million ($223 million after tax), related primarily to our powertrain and interior and exterior systems operations in the United States and Canada.

At our powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges were $186 million ($166 million after tax).

At our interior and exteriors systems operations, asset impairment charges were $65 million ($52 million after tax).

During the second quarter of 2008, we recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler’s minivan facility in St. Louis. In Europe, we recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed.

In addition to the impairment charges recorded above, during the third quarter of 2008 we recorded restructuring and rationalization costs of $4 million related to the closure of a seating facility.

(2)   Foreign Currency Gains

In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarter of 2008 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million.

(3)   Income Taxes

During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

The valuation allowances were required in the United States based on historical consolidated losses at our U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

(4)   Curtailment gain

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2008, also affect our success. The economic, industry and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2009, except that:

•      On November 3, 2009 GM announced that its Board of Directors had decided to terminate the sale process for Opel. As a result, we are no longer subject to the previously disclosed risks relating to an ownership stake in an OEM.

•      North American vehicle production increased significantly in the third quarter of 2009, compared to the second quarter of 2009, driven in part by increased U.S. vehicle sales in the third quarter of 2009. The increased vehicle sales resulted largely from the implementation of the CARS program, which saw approximately 700,000 older, less efficient vehicles traded in for newer, more efficient vehicles. Similar programs in certain European countries have also had a positive effect on vehicle production and sales to date in 2009.

The CARS program and similar programs in Europe may have the effect of accelerating or “pulling forward” vehicle sales that may otherwise have been made in future quarters. Given that the CARS program ended in the third quarter of 2009 and several European programs have reached, or are close to their funding limit, future vehicles sales and production may be negatively impacted.

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RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended September 30,				For the nine months ended September 30,
	2009	2008	Change		2009	2008	Change

1 Canadian dollar equals U.S. dollars	0.914	0.960	-	5%	0.860	0.982	-	13%
1 euro equals U.S. dollars	1.433	1.501	-	5%	1.368	1.521	-	10%
1 British pound equals U.S. dollars	1.638	1.890	-	13%	1.542	1.946	-	21%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

Sales

	For the three months ended September 30,
	2009	2008	Change

Vehicle Production Volumes (millions of units)
North America	2.342	2.917	-	20%
Europe	2.928	3.229	-	9%

Average Dollar Content Per Vehicle
North America	$927	860	+	8%
Europe	$529	528		—

Sales
External Production
North America	$2,170	$2,510	-	14%
Europe	1,548	1,706	-	9%
Rest of World	193	143	+	35%
Complete Vehicle Assembly	428	687	-	38%
Tooling, Engineering and Other	330	487	-	32%
Total Sales	$4,669	$5,533	-	16%

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External Production Sales - North America

External production sales in North America decreased 14% or $340 million to $2.2 billion for the third quarter of 2009 compared to $2.5 billion for the third quarter of 2008. This decrease in production sales reflects a 20% decrease in North American vehicle production volumes as discussed in the “Highlights” section above partially offset by an 8% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 8% or $67 to $927 for the third quarter of 2009 compared to $860 for the third quarter of 2008 primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2008, including the:

•                  Ford F-Series and Lincoln Mark LT;

•                  Chevrolet Traverse;

•                  Chevrolet Equinox, GMC Terrain and Pontiac Torrent; and

•                  Chevrolet Camaro;

•                  favourable production (relative to industry volumes) and/or increased content on certain programs, including the:

•                  Ford Escape, Mercury Mariner and Mazda Tribute;

•                  GM full-sized SUVs and pickups;

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Ford F-Series SuperDuty; and

•                  Ford Fusion, Mercury Milan and Lincoln MKZ;

•                  takeover business awarded subsequent to the third quarter of 2008; and

•                  acquisitions completed during or subsequent to the third quarter of 2008, including several facilities from Meridian Automotive Systems Inc. (“Meridian”).

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Chevrolet Cobalt;

•                  Chevrolet Impala;

•                  Buick Enclave and GMC Acadia;

•                  Chevrolet HHR; and

•                  Ford Flex;

•                  programs that ended production during or subsequent to the third quarter of 2008, including the:

•                  Saturn Vue, Outlook and Aura;

•                  Chevrolet Trailblazer and GMC Envoy; and

•                  Pontiac G5;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2008.

External Production Sales - Europe

External production sales in Europe decreased 9% or $158 million to $1.5 billion for the third quarter of 2009 compared to $1.7 billion for the third quarter of 2008. This decrease in production sales reflects a 9% decrease in European vehicle production volumes as discussed in the “Highlights” section.

Our average dollar content per vehicle grew by $1 to $529 for the third quarter of 2009 compared to $528 for the third quarter of 2008, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2008, including the:

•                  Volkswagen Golf;

•                  Porsche Panamera;

•                  Peugeot 308 CC; and

•                  Mercedes-Benz E-Class;

•                  acquisitions completed during or subsequent to the third quarter of 2008, including Cadence Innovation s.r.o. (“Cadence”), a manufacturer of exterior and interior systems primarily located in the Czech Republic; and

•                  favourable production (relative to industry volumes) and/or increased content on certain programs, including the Audi Q5.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Porsche Cayenne and Volkswagen Touareg; and

•                  Mercedes-Benz C-Class;

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  the sale of certain facilities during or subsequent to the third quarter of 2008; and

•                  net customer price concessions subsequent to the third quarter of 2008.

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External Production Sales — Rest of World

External production sales in Rest of World increased 35% or $50 million to $193 million for the third quarter of 2009 compared to $143 million for the third quarter of 2008 primarily as a result of:

•                  increased production and/or content on certain programs in China, Korea and Brazil; and

•                  the launch of new programs during or subsequent to the third quarter of 2008 in China and Japan.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won and Brazilian real, each against the U.S. dollar; and

•                  decreased production and/or content on certain programs, particularly in South Africa.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	For the three months ended September 30,
	2009	2008	Change

Complete Vehicle Assembly Sales	$428	$687	-	38%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz G-Class, and Saab 9[3] Convertible	12,344	18,974	-	35%
Value-Added:
Jeep Grand Cherokee, Chrysler 300, and Jeep Commander	2,330	6,257	-	63%
	14,674	25,231	-	42%

Complete vehicle assembly sales decreased 38% or $259 million to $428 million for the third quarter of 2009 compared to $687 million for the third quarter of 2008 and assembly volumes decreased 42% or 10,557 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout the fourth quarter of 2009 to 2013.

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Tooling, Engineering and Other

Tooling, engineering and other sales decreased 32% or $157 million to $330 million for the third quarter of 2009 compared to $487 million for the third quarter of 2008.

In the third quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Opel/Vauxhall Astra;

•                  MINI Cooper, Clubman and Crossman;

•                  Chevrolet Silverado and GMC Sierra;

•                  BMW X3;

•                  Ford F-Series;

•                  Porsche Panamera;

•                  Opel Insignia;

•                  Ford Freestar; and

•                  Audi Q5.

In the third quarter of 2008, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Lincoln MKS;

•                  Cadillac BRX and Saab 9-4X;

•                  Mercedes-Benz M-Class;

•                  Mazda 6;

•                  BMW Z4;

•                  Dodge Ram; and

•                  Opel Insignia.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

Gross Margin

Gross margin decreased $48 million to $552 million for the third quarter of 2009 compared to $600 million for the third quarter of 2008 while gross margin as a percentage of total sales increased to 11.8% for the third quarter of 2009 compared to 10.8% for the third quarter of 2008. The unusual items discussed in the “Unusual Items” section negatively impacted gross margin as a percentage of total sales in the third quarter of 2008 by 0.1%. Excluding these unusual items, the 0.9% increase in gross margin as a percentage of total sales was primarily as a result of:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives, (including employee reductions, short work week schedules and benefit plan changes) undertaken during or subsequent to the third quarter of 2008;

•                  lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;

•                  productivity and efficiency improvements at certain facilities;

•                  lower commodity costs; and

•                  the decrease in tooling and other sales that earn low or no margins.

These factors were partially offset by:

•                  lower gross margin earned due to the significant decline in vehicle production volumes;

•                  costs incurred in preparation for upcoming launches;

•                  electric vehicle development costs;

•                  operational inefficiencies and other costs at certain facilities;

•                  a favourable revaluation of warranty accruals during the third quarter of 2008;

•                  incremental costs associated with restructuring and downsizing activities, primarily in Europe;

•                  costs incurred to develop and grow our electronics capabilities; and

•                  net customer price concessions subsequent to the third quarter of 2008.

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Depreciation and Amortization

Depreciation and amortization costs decreased 14% or $31 million to $186 million for the third quarter of 2009 compared to $217 million for the third quarter of 2008. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets subsequent to the third quarter of 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in North America; and

•                  a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar.

These factors were partially offset by acquisitions and capital spending during or subsequent to the third quarter of 2008.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 6.1% for the third quarter of 2009, compared to 4.6% for the third quarter of 2008. The unusual items discussed in the “Unusual Items” section positively impacted SG&A as a percentage of total sales in the third quarter of 2008 by 2.1%. Excluding these unusual items, SG&A as a percentage of total sales decreased 0.6%.

SG&A expense increased 13% or $33 million to $286 million for the third quarter of 2009 compared to $253 million for the third quarter of 2008. Excluding the $116 million of unusual items recorded in the third quarter of 2008 (as discussed in the “Unusual Items” section), SG&A expenses decreased by $83 million primarily as a result of:

•              cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;

•                a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the “Cash Resources” section below;

•                reduced spending at certain facilities as a result of restructuring activities and downsizing that were initiated subsequent to the third quarter of 2008;

•                a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and

•                the sale or disposition of certain facilities during or subsequent to the third quarter of 2008.

These factors were partially offset by:

•                  an accounts receivable valuation allowance; and

•                  acquisitions completed during or subsequent to the third quarter of 2008.

Impairment Charges

Impairment charges for the third quarter of 2008 were $258 million as discussed in the “Unusual Items” section.

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Earnings (loss) before Interest and Taxes (“EBIT”)(1)

	For the three months ended September 30,
	Sales			EBIT
	2009	2008	Change	2009	2008	Change

North America	$2,304	$2,761	$(457)	$91	$(303)	$394
Europe	2,159	2,613	(454)	(54)	52	(106)
Rest of World	201	155	46	18	9	9
Corporate and Other	5	4	1	28	116	(88)
Total EBIT	$4,669	$5,533	$(864)	$83	$(126)	$209

Included in EBIT for the third quarters of 2009 and 2008 were the following unusual items, which have been discussed in the “Unusual Items” section.

	For the three months ended September 30,
	2009	2008
North America
Impairment charges	$—	$(258)
Restructuring charges	—	(4)
	—	(262)
Corporate and Other
Foreign currency gain	—	116
	$—	$(146)

North America

EBIT in North America increased $394 million to $91 million for the third quarter of 2009 compared to a loss of $303 million for the third quarter of 2008. Excluding the North American unusual items discussed in the “Unusual Items” section, the $132 million increase in EBIT was substantially due to:

•               the benefit of restructuring and downsizing activities and cost saving initiatives, (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes) undertaken during or subsequent to the third quarter of 2008;

•                lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;

•                productivity and efficiency improvements at certain facilities;

•                lower affiliation fees paid to corporate;

•                no employee profit sharing for the third quarter of 2009;

•                lower incentive compensation;

•                lower warranty costs; and

•                incremental margin earned from acquisitions subsequent to the third quarter of 2008.

These factors were partially offset by:

•                  lower earnings due to the significant decline in vehicle production volumes;

•                  electric vehicle development costs;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the third quarter of 2008.

(1)       EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest expense (income).

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Europe

EBIT in Europe decreased $106 million to a loss of $54 million for the third quarter of 2009 compared to earnings of $52 million for the third quarter of 2008. The decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:

•                  costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                  operational inefficiencies and other costs at certain facilities;

•                  an accounts receivable valuation allowance;

•                  a favourable revaluation of warranty accruals during the third quarter of 2008;

•                  incremental costs associated with downsizing activities;

•                  costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;

•                  costs incurred to develop and grow our electronics capabilities; and

•                  net customer price concessions subsequent to the third quarter of 2008.

These factors were partially offset by:

•                  lower commodity costs;

•                  incremental margin earned related to the acquisition of Cadence during the second quarter of 2009;

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to corporate;

•                  lower incentive compensation; and

•                  the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions.

Rest of World

Rest of World EBIT increased $9 million to $18 million for the third quarter of 2009 compared to $9 million for the third quarter of 2008 primarily as a result of incremental margin earned on new programs that launched during or subsequent to the third quarter of 2008 in China partially offset by costs incurred at new facilities, primarily in India and Japan.

Corporate and Other

Corporate and Other EBIT decreased $88 million to $28 million for the third quarter of 2009 compared to $116 million for the third quarter of 2008. Excluding the Corporate and Other unusual items discussed in the “Unusual Items” section, the $28 million increase in EBIT was primarily as a result of:

•                  a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the “Cash Resources” section below; and

•                  the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, voluntary wage reductions and benefit plan changes.

These factors were partially offset by:

•                  a decrease in affiliation fees earned from our divisions;

•                  a favourable revaluation of incentive compensation accruals during the third quarter of 2008; and

•                  a decrease in equity income earned.

Interest Expense (Income), net

During the third quarter of 2009, we recorded net interest expense of $2 million, compared to $14 million of net interest income for the third quarter of 2008. The $16 million decrease in net interest is as a result of:

•                  a decrease in interest income earned on lower cash and cash equivalent balances;

•                  a decrease in interest income earned due to lower interest rates; and

•                  an increase in interest expense paid on higher short-term borrowings.

These factors were partially offset by a reduction in interest expense on long-term debt due to the repayment of our senior unsecured notes.

Operating Income (Loss)

Operating income increased $193 million to $81 million for the third quarter of 2009 compared to a loss of $112 million for the third quarter of 2008. Excluding the unusual items discussed in the “Unusual Items” section, operating income for the third quarter of 2009 increased $47 million. The increase in operating income is the result of the increases in EBIT partially offset by the decrease in net interest income earned, both as discussed above.

Magna International Inc. Third Quarter Report 2009	11

Income Taxes

Our effective income tax rate on operating income (excluding equity income) for the third quarter of 2008 was significantly impacted by the unusual items discussed in the “Unusual Items” section. Excluding unusual items, our effective income tax rate decreased to 38.5% for the third quarter of 2009 compared to 46.9% for the third quarter of 2008. The decrease in the effective income tax rate is primarily a result of a decrease in losses and other items not benefited, partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher income tax rates.

Net Income (Loss)

Net income increased $266 million to $51 million for the third quarter of 2009 compared to a net loss of $215 million for the third quarter of 2008. Excluding the unusual items discussed in the “Unusual Items” section, net income increased $32 million. This increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings (Loss) per Share

	For the three months ended September 30,
	2009	2008	Change

Earnings (loss) per Class A Subordinate Voting or Class B Share
Basic	$0.45	$(1.93)		$2.38
Diluted	$0.45	$(1.93)		$2.38

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	111.7	111.6		—
Diluted	112.9	111.6	+	1%

Diluted earnings per share increased $2.38 to earnings of $0.45 for the third quarter of 2009 compared to a loss of $1.93 for the third quarter of 2008. Excluding the unusual items, discussed in the “Unusual Items” section, diluted earnings per share increased $0.28 from the third quarter of 2008 as a result of an increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the third quarter of 2008.

12	Magna International Inc. Third Quarter Report 2009

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended September 30,
	2009	2008	Change

Net income (loss)	$51	$(215)
Items not involving current cash flows	207	490
	258	275	$(17)
Changes in non-cash operating assets and liabilities	(234)	(25)
Cash provided from operating activities	$24	$250	$(226)

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $17 million to $258 million for the third quarter of 2009 compared to $275 million for the third quarter of 2008. The decrease in cash flow from operations was due to a $25 million reduction in wage buydown amortization and a $21 million reduction in depreciation and amortization, offset in part by the $32 million increase in net income, excluding unusual items.

Cash invested in non-cash operating assets and liabilities amounted to $234 million for the third quarter of 2009 compared to $25 million for the third quarter of 2008. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months ended September 30,
	2009	2008

Accounts receivable	$(745)	$345
Inventories	(96)	(48)
Income taxes receivable	29	(31)
Prepaid expenses and other	(17)	(8)
Accounts payable	524	(205)
Accrued salaries and wages	51	(1)
Other accrued liabilities	21	(70)
Deferred revenue	(1)	(7)
Changes in non-cash operating assets and liabilities	$(234)	$(25)

The increase in accounts receivable and accounts payable in the third quarter of 2009 was primarily due to higher sales compared to the second quarter of 2009. The increase in inventories relates to several tooling programs in North America and Europe and production inventory builds in response to increased production volumes. The decrease in income taxes receivable was primarily due to an increase in income tax liability resulting from an increase in income in certain jurisdictions.

Capital and Investment Spending

	For the three months ended September 30,
	2009	2008	Change

Fixed asset additions	$(153)	$(150)
Investments and other assets	(100)	(82)
Fixed assets, investments and other assets additions	(253)	(232)
Purchase of subsidiaries	(11)	(4)
Proceeds from disposition	14	31
Cash used for investing activities	$(250)	$(205)	$(45)

Fixed and other assets additions

In the third quarter of 2009, we invested $153 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2009 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2009.

In the third quarter of 2009, we invested $100 million in other assets related primarily to fully reimbursable planning and engineering and tooling costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the third quarter of 2009.

Magna International Inc. Third Quarter Report 2009	13

Proceeds from disposition

Proceeds from disposition in the third quarter of 2009 and 2008 were $14 million and $31 million, respectively, which represent normal course fixed and other asset disposals.

Financing

	For the three months ended September 30,
	2009	2008	Change

Increase (decrease) in bank indebtedness	$6	$(22)
Repayments of debt	(154)	(13)
Issues of debt	3	—
Issues of Class A Subordinate Voting Shares	1	—
Settlement of stock appreciation rights	(1)	—
Cash dividends paid	—	(40)
Cash provided from (used for) financing activities	$(145)	$(75)	$(70)

The repayments of debt in the third quarter of 2009 include the repayment of our 7.08% Subordinated Debentures.

During the second quarter of 2009, our Board of Directors suspended payment of dividends and as a result, no cash dividends were paid on our Class A Subordinate Voting or Class B Shares for the third quarter of 2009. This compares to a dividend payment of $0.36 per Class A Subordinate Voting or Class B Share for the third quarter of 2008.

Financing Resources

	As at September 30, 2009	As at December 31, 2008	Change

Liabilities
Bank indebtedness	$304	$909
Long-term debt due within one year	116	157
Long-term debt	124	143
	544	1,209
Shareholders’ equity	7,433	7,363
Total capitalization	$7,977	$8,572	$(595)

Total capitalization decreased by $0.6 billion to $8.0 billion at September 30, 2009 compared to $8.6 billion at December 31, 2008. The decrease in capitalization was a result of a $0.7 billion decrease in liabilities partially offset by a $0.1 billion increase in shareholders’ equity.

The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in the first quarter of 2009 and the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009. These decreases were partially offset by draw down on our lines of credit during the second quarter of 2009 in Europe and debt assumed on the acquisition of Cadence.

The increase in shareholders’ equity was primarily as a result of:

•                  a $354 million increase in accumulated net unrealized gains on translation of our net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar between December 31, 2008 and September 30, 2009; and

•                  net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.

These factors were partially offset by:

•                  net loss incurred during the first nine months of 2009; and

•                  dividends paid during the first quarter of 2009.

14	Magna International Inc. Third Quarter Report 2009

Cash Resources

During the first nine months of 2009, our cash resources decreased by $1.3 billion to $1.4 billion primarily as a result of the net repayment of $0.6 billion on our outstanding lines of credit, cash used in investing activities and the repayment of our 7.08% Subordinated Debentures, all as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.2 billion. The unused and available portion of our lines of credit increased $0.7 billion to $1.7 billion during the first nine months of 2009 due to the net repayment on our operating lines.

In addition, at September 30, 2009, we held Canadian third party asset-backed commercial paper (“ABCP”) with a face value of Cdn$134 million and a carrying value of Cdn$88 million, which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure (“current market indices”).

During the third quarter of 2009, we recorded a $9 million increase in the carrying value of our investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at November 5, 2009 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,643,360
Subordinated Debentures (i)	1,096,589
Stock options (ii)	3,597,001
117,336,950

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2009 that are outside the ordinary course of our business. Refer to our MD&A included in our 2008 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Sales

	For the nine months ended September 30,
	2009	2008	Change

Vehicle Production Volumes (millions of units)
North America	5.838	9.883	-	41%
Europe	8.540	11.676	-	27%

Average Dollar Content Per Vehicle
North America	$873	$865	+	1%
Europe	$484	$498	-	3%

Sales
External Production
North America	$5,098	$8,545	-	40%
Europe	4,135	5,817	-	29%
Rest of World	455	412	+	10%
Complete Vehicle Assembly	1,252	2,827	-	56%
Tooling, Engineering and Other	1,008	1,267	-	20%
Total Sales	$11,948	$18,868	-	37%

Magna International Inc. Third Quarter Report 2009	15

External Production Sales - North America

External production sales in North America decreased 40% or $3.4 billion to $5.1 billion for the nine months ended September 30, 2009 compared to $8.5 billion for the nine months ended September 30, 2008. This decrease in production sales reflects a 41% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during the first nine months of 2009 our largest customers in North America continued to reduce vehicle production volumes compared to the first nine months of 2008. While North American vehicle production volumes declined 41% in the first nine months of 2009 compared to the first nine months of 2008, Chrysler and GM vehicle production declined 58% and 51%, respectively.

Our average dollar content per vehicle grew by 1% or $8 to $873 for the nine months ended September 30, 2009 compared to $865 for the nine months ended September 30, 2008 primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2008, including the:

•                  Ford F-Series and Lincoln Mark LT;

•                  Chevrolet Traverse;

•                  Chevrolet Camaro;

•                  Dodge Ram; and

•                  BMW X6;

•                  favourable production (relative to industry volumes) and/or increased content on certain programs, including the:

•                  Ford Escape, Mercury Mariner and Mazda Tribute;

•                  GM full-sized pickups; and

•                  Ford Fusion, Mercury Milan and Lincoln MKZ;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2008, including

•                  a substantial portion of Plastech Engineered Products Inc.’s exteriors business (“Plastech”);

•                  a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation; and

•                  Meridian; and

•                  takeover business awarded subsequent to the nine months ended September 30, 2008.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Chevrolet Cobalt;

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Chrysler 300 and 300C and Dodge Charger;

•                  Chevrolet Impala;

•                  Buick Enclave and GMC Acadia;

•                  Dodge Avenger and Chrysler Sebring; and

•                  Dodge Caliber;

•                  programs that ended production during or subsequent to the nine months ended September 30, 2008, including the:

•                  Saturn Vue, Aura and Outlook;

•                  Chevrolet Trailblazer and GMC Envoy;

•                  Pontiac G5; and

•                  Dodge Durango and Chrysler Aspen;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  customer price concessions subsequent to the nine months ended September 30, 2008.

16	Magna International Inc. Third Quarter Report 2009

External Production Sales - Europe

External production sales in Europe decreased 29% or $1.7 billion to $4.1 billion for the nine months ended September 30, 2009 compared to $5.8 billion for the nine months ended September 30, 2008. This decrease in production sales reflects a 27% decrease in European vehicle production volumes combined with a 3% decrease in our European average dollar content per vehicle.

Our average dollar content per vehicle declined by 3% or $14 to $484 for the nine months ended September 30, 2009 compared to $498 for the nine months ended September 30, 2008, primarily as a result of:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Mercedes-Benz C-Class;

•                  BMW X3; and

•                  Ford Transit;

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  the sale of certain facilities during or subsequent to the nine months ended September 30, 2008; and

•                  customer price concessions subsequent to the nine months ended September 30, 2008.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2008, including the:

•                  Volkswagen Golf; and

•                  Opel/Vauxhall Insignia;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2008, including Cadence; and

•                  favourable production (relative to industry volumes) and/or increased content on certain programs, including the Audi Q5.

External Production Sales — Rest of World

External production sales in Rest of World increased 10% or $43 million to $455 million for the nine months ended September 30, 2009 third compared to $412 million for the nine months ended September 30, 2008, primarily as a result of:

•                  increased production and/or content on certain programs in China and Brazil;

•                  the launch of new programs during or subsequent to the first nine months of 2008 in China; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and

•                  decreased production and/or content on certain programs, particularly in Korea and South Africa.

Complete Vehicle Assembly Sales

	For the nine months ended September 30,
	2009	2008	Change

Complete Vehicle Assembly Sales	$1,252	$2,827	-	56%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz G-Class, and Saab 9[3] Convertible	37,363	83,268	-	55%
Value-Added:
Jeep Grand Cherokee, Chrysler 300, and Jeep Commander	3,405	25,235	-	87%
	40,768	108,503	-	62%

Complete vehicle assembly sales decreased 56% or $1.58 billion to $1.25 billion for the nine months ended September 30, 2009 compared to $2.83 billion for the nine months ended September 30, 2008 while assembly volumes decreased 62% or 67,735 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout the fourth quarter of 2009 to 2013.

Magna International Inc. Third Quarter Report 2009	17

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 20% or $0.3 billion to $1.0 billion for the nine months ended September 30, 2009 compared to $1.3 billion for the nine months ended September 30, 2008.

In the nine months ended September 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Crossman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Opel/Vauxhall Astra;

•                  Porsche Panamera;

•                  BMW X3;

•                  Cadillac SRX and Saab 9-4X;

•                  Ford F-Series;

•                  Porsche 911;

•                  Audi Q3; and

•                  Buick LaCrosse.

In the nine months ended September 30, 2008, the major programs for which we recorded tooling, engineering and other sales were the:

•                  BMW Z4, X3 and 1-Series;

•                  Mazda 6;

•                  MINI Cooper, Clubman and Crossman;

•                  GM’s full-size pickups;

•                  Cadillac SRX and Saab 9-4X;

•                  Lincoln MKS;

•                  Ford F-Series;

•                  Mercedes-Benz M-Class;

•                  Audi A5; and

•                  Ford Freestar.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

EBIT

	For the nine months ended September 30,
	Sales			EBIT
	2009	2008	Change	2009	2008	Change

North America	$5,571	$9,159	$(3,588)	$(197)	$(15)	$(182)
Europe	5,867	9,257	(3,390)	(213)	316	(529)
Rest of World	497	439	58	25	29	(4)
Corporate and Other	13	13	—	7	115	(108)
Total EBIT	$11,948	$18,868	$(6,920)	$(378)	$445	$(823)

Included in EBIT for the nine-month periods ended September 30, 2009 and 2008 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the nine months ended September 30,
	2009	2008
North America
Impairment charges	$(75)	$(263)
Restructuring charges	(6)	(4)
Curtailment gain	26	—
	(55)	(267)
Europe
Impairment charges	—	(4)
Corporate and Other
Foreign currency gain	—	116
	$(55)	$(155)

18	Magna International Inc. Third Quarter Report 2009

North America

EBIT in North America decreased $182 million to a loss of $197 million for the nine months ended September 30, 2009 compared to a loss of $15 million for the nine months ended September 30, 2008. Excluding the North American unusual items discussed in the “Unusual Items” section, the $394 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:

•                  incremental costs associated with restructuring and downsizing activities;

•                  electric vehicle development costs;

•                  a favourable settlement on research and development incentives during the first nine months 2008;

•                  additional supplier insolvency costs;

•                  increased commodity costs;

•                  costs incurred to develop and grow our electronics capabilities; and

•                  net customer price concessions subsequent to the first nine months of 2008.

These factors were partially offset by:

•

the benefit of restructuring and downsizing activities and cost saving initiatives (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes), undertaken during or subsequent to the third quarter of 2008;

•	lower affiliation fees paid to corporate;
•	no employee profit sharing for the first nine months of 2009;
•	lower incentive compensation;
•	productivity and efficiency improvements at certain facilities;
•	lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
•	lower warranty costs; and
•	incremental margin earned related to the acquisition from Plastech.

Europe

EBIT in Europe decreased $529 million to a loss of $213 million for the nine months ended September 30, 2009 compared to earnings of $316 million for the nine months ended September 30, 2008. Excluding the European unusual items discussed in the “Unusual Items” section, the $533 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:

•                  costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                  operational inefficiencies and other costs at certain facilities;

•                  incremental costs associated with downsizing activities;

•                  costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;

•                  a favourable revaluation of warranty accruals during the first nine months of 2008;

•                  an accounts receivable valuation allowance;

•                  costs incurred to develop and grow our electronics capabilities;

•                  increased commodity costs; and

•                  net customer price concessions subsequent to the third quarter of 2008.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to corporate;

•                  incremental margin earned related to the acquisition of Cadence;

•                  lower incentive compensation;

•                  the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions;

•                  no employee profit sharing for the first nine months of 2009; and

•                  the sale of certain underperforming divisions during or subsequent to the first nine months of 2008.

Rest of World

EBIT in Rest of World decreased $4 million to $25 million for the nine months ended September 30, 2009 compared to $29 million for the nine months ended September 30, 2008 primarily as a result of costs incurred at new facilities, substantially in India partially offset by incremental margin earned on new programs that launched during or subsequent to the first nine months of 2008 in China.

Magna International Inc. Third Quarter Report 2009	19

Corporate and Other

Corporate and Other EBIT decreased $108 million to $7 million for the nine months ended September 30, 2009 compared to $115 million for the nine months ended September 30, 2008. Excluding the Corporate and Other unusual items discussed in the “Unusual Items” section, EBIT increased by $8 million primarily as a result of:

•                  a $9 million favourable adjustment (2008 - $41 million impairment) of our investment in asset-backed commercial paper;

•                  decreased executive compensation; and

•                  the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes.

These factors were partially offset by:

•                  a decrease in affiliation fees earned from our divisions; and

•                  a decrease in equity income earned.

SUBSEQUENT EVENTS

On November 5, 2009, our Board of Directors approved the redemption of the outstanding 6.5% Convertible Subordinated Debentures (the “Debentures”) for cash on December 7, 2009. The Debentures are redeemable at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Debentures currently outstanding is Cdn$100 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

20	Magna International Inc. Third Quarter Report 2009

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the continuation, and impact, of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. Third Quarter Report 2009	21

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2009	2008	2009	2008

Sales		$4,669	$5,533	$11,948	$18,868

Costs and expenses
Cost of goods sold	8	4,117	4,933	10,853	16,535
Depreciation and amortization		186	217	536	664
Selling, general and administrative	10	286	253	863	976
Interest expense (income), net		2	(14)	8	(48)
Equity income		(3)	(2)	(1)	(19)
Impairment charges	2	—	258	75	267
Income (loss) from operations before income taxes		81	(112)	(386)	493
Income taxes	9	30	103	(32)	274
Net income (loss)		51	(215)	(354)	219
Other comprehensive income (loss):	13
Net unrealized gains (losses) on translation of net investment in foreign operations		261	(354)	354	(294)
Repurchase of shares		—	—	—	(32)
Net unrealized (losses) gains on cash flow hedges		(13)	(12)	32	(6)
Reclassifications of net losses (gains) on cash flow hedges to net income (loss)		8	(1)	51	(3)
Comprehensive income (loss)		$307	$(582)	$83	$(116)

Earnings (loss) per Class A Subordinate Voting or Class B Share:
Basic		$0.45	$(1.93)	$(3.17)	$1.94
Diluted		$0.45	$(1.93)	$(3.17)	$1.92

Cash dividends paid per Class A Subordinate Voting or Class B Share		$—	$0.36	$0.18	$1.08

Average number of Class A Subordinate Voting and Class B
Shares outstanding during the period [in millions]:
Basic		111.7	111.6	111.7	113.2
Diluted		112.9	111.6	111.7	114.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]

[U.S. dollars in millions]

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Retained earnings, beginning of period	$2,931	$3,780	$3,357	$3,526
Net income (loss)	51	(215)	(354)	219
Dividends on Class A Subordinate Voting and Class B Shares	—	(40)	(21)	(122)
Repurchase of Class A Subordinate Voting Shares	—	—	—	(98)
Retained earnings, end of period	$2,982	$3,525	$2,982	$3,525

See accompanying notes

22	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2009	2008	2009	2008

Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$51	$(215)	$(354)	$219
Items not involving current cash flows	3	207	490	708	991
		258	275	354	1,210
Changes in non-cash operating assets and liabilities	3	(234)	(25)	(341)	(532)
Cash provided from operating activities		24	250	13	678

INVESTMENT ACTIVITIES
Fixed asset additions		(153)	(150)	(399)	(465)
Purchase of subsidiaries	4	(11)	(4)	(50)	(109)
Increase in investments and other assets		(100)	(82)	(206)	(196)
Proceeds from disposition		14	31	25	56
Cash used for investing activities		(250)	(205)	(630)	(714)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		6	—	(597)	(4)
Repayments of debt		(154)	(35)	(169)	(96)
Issues of debt		3	—	5	2
Issues of Class A Subordinate Voting Shares		1	—	1	—
Settlement of stock appreciation rights [note 10 [a] (ii)]		(1)	—	(1)	—
Repurchase of Class A Subordinate Voting Shares		—	—	—	(247)
Dividends		—	(40)	(21)	(121)
Cash used for financing activities		(145)	(75)	(782)	(466)

Effect of exchange rate changes on cash and cash equivalents		51	(93)	51	(55)

Net decrease in cash and cash equivalents during the period		(320)	(123)	(1,348)	(557)
Cash and cash equivalents, beginning of period		1,729	2,520	2,757	2,954
Cash and cash equivalents, end of period		$1,409	$2,397	$1,409	$2,397

See accompanying notes

Magna International Inc. Third Quarter Report 2009	23

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2009	2008

ASSETS
Current assets
Cash and cash equivalents		$1,409	$2,757
Accounts receivable		3,322	2,821
Inventories		1,823	1,647
Income taxes receivable		75	11
Prepaid expenses and other		149	115
		6,778	7,351
Investments	5	227	194
Fixed assets, net		3,823	3,701
Goodwill	2	1,143	1,160
Future tax assets	9	177	182
Other assets	6	719	601
		$12,867	$13,189

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$304	$909
Accounts payable		3,128	2,744
Accrued salaries and wages		448	448
Other accrued liabilities	7	768	835
Long-term debt due within one year		116	157
		4,764	5,093
Deferred revenue		20	31
Long-term debt		124	143
Other long-term liabilities	8	385	423
Future tax liabilities		141	136
		5,434	5,826

Shareholders’ equity
Capital stock	11
Class A Subordinate Voting Shares
[issued: 111,916,531; December 31, 2008 — 111,879,059]		3,612	3,605
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 726,829]		—	—
Contributed surplus	12	68	67
Retained earnings		2,982	3,357
Accumulated other comprehensive income	13	771	334
		7,433	7,363
		$12,867	$13,189

See accompanying notes

24	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and notes included in the Company’s 2008 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2008 annual consolidated financial statements, except the Company retrospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3064, “Goodwill and Intangible Assets”, with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2009 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2009 and 2008.

2.              RESTRUCTURING AND IMPAIRMENT CHARGES

During the first nine months of 2009 and 2008, the Company recorded impairment charges as follows:

	2009		2008
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Third Quarter
North America	$—	$—	$258	$223

Second Quarter
North America	75	75	5	3
Europe	—	—	4	4
Total second quarter impairment charges	75	75	9	7

Total year to date impairment charges	$75	$75	$267	$230

[a]   For the nine months ended September 30, 2009

The Company completes its annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with its annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

After failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

Therefore, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009 the Company recorded a $75 million goodwill impairment at its Powertrain North America reporting unit, representing its best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit’s assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million [$6 million after tax] related to the planned closure of the powertrain facility, substantially all of which will be paid subsequent to 2009.

Magna International Inc. Third Quarter Report 2009	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              RESTRUCTURING AND IMPAIRMENT CHARGES (CONTINUED)

[b]   For the nine months ended September 30, 2008

As a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, the Company reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

Based on this analysis, during the third quarter of 2008 the Company recorded long-lived asset impairment charges of $258 million [$223 million after tax], related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

At the Company’s powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million [$166 million after tax].

At the Company’s interior and exteriors systems operations, asset impairment charges of $65 million [$52 million after tax].

During the second quarter of 2008, the Company recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler’s minivan facility in St. Louis. In Europe, the Company recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed.

In addition to the impairment charges recorded above, during the third quarter of 2008 the Company recorded restructuring and rationalization costs of $4 million related to the closure of a seating facility.

3.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]   Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Depreciation and amortization	$186	$217	$536	$664
Impairment charges	—	258	75	267
Amortization of other assets included in cost of goods sold	27	15	70	49
Reclassification of gain on translation of net investment in foreign operations from accumulated other comprehensive income	—	(116)	—	(116)
Other non-cash charges	15	41	47	86
Amortization of employee wage buydown [note 6]	6	31	18	41
Future income taxes and non-cash portion of current taxes	(24)	(77)	(11)	(104)
Valuation allowance established against future tax assets	—	123	—	123
Equity income	(3)	(2)	(1)	(19)
Curtailment Gain [note 8]	—	—	(26)	—
	$207	$490	$708	$991

26	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[b]   Changes in non-cash operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Accounts receivable	$(745)	$345	$(319)	$(88)
Inventories	(96)	(48)	(85)	(179)
Income taxes receivable	29	(31)	(58)	(218)
Prepaid expenses and other	(17)	(8)	(16)	(99)
Accounts payable	524	(205)	140	98
Accrued salaries and wages	51	(1)	(16)	(5)
Other accrued liabilities	21	(70)	25	(21)
Deferred revenue	(1)	(7)	(12)	(20)
	$(234)	$(25)	$(341)	$(532)

4.              ACQUISITIONS

On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities located in the United States and Mexico manufacture composites for various customers.

The total consideration for these acquisitions and certain other acquisitions was $130 million, consisting of $50 million paid in cash and $80 million of assumed debt.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

5.              INVESTMENTS

At September 30, 2009, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$134 million and a carrying value of Cdn$88 million [December 31, 2008 - Cdn$79 million], which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure [“current market indices”].

During the third quarter of 2009, the Company recorded a $9 million increase in the carrying value of it’s investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

During the first nine months of 2008, the Company recorded a $41 million impairment charge [Q3 - $24 million; Q1 - $17 million] in selling, general and administrative expense. The impairment charge was calculated based on the anticipated return on the restructured notes [the “Notes”] versus the spreads using current market indices and a charge against potentially non-performing assets calculated on a probability weighted basis.

Refer to note 8 of the Company’s 2008 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

Magna International Inc. Third Quarter Report 2009	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2009	2008

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$414	$230
Long-term receivables	55	67
Patents and licences, net	48	54
Employee wage buydown, net	36	52
Other, net	166	198
	$719	$601

7.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2009	2008

Balance, beginning of period	$75	$103
Expense, net	5	10
Settlements	(10)	(11)
Foreign exchange and other	(2)	3
Balance, March 31,	68	105
Income, net	(1)	(17)
Settlements	(6)	4
Foreign exchange and other	4	1
Balance, June 30,	$65	$93
Expense (income), net	7	(1)
Settlements	(10)	(5)
Foreign exchange and other	1	(6)
Balance, September 30,	$63	$81

8.              EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Defined benefit pension plans and other	$4	$2	$10	$9
Termination and long service arrangements	9	3	25	19
Retirement medical benefits plan [a]	—	4	(18)	11
	$13	$9	$17	$39

[a]        During the second quarter of 2009 the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold during the three-month period ended June 30, 2009.

28	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              INCOME TAXES

During the third quarter of 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

The valuation allowances were required in the United States based on historical consolidated losses at the Company’s U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

10.       STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2009			2008
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	2,746,145	82.01	2,724,145	2,942,203	82.66	2,912,877
Granted	1,075,000	33.09	—	5,000	74.50	—
Exercised	—	—	—	(1,230)	55.00	(1,230)
Cancelled	(1,085)	68.55	(1,085)	(10,000)	97.47	(10,000)
Vested	—	—	2,000	—	—	10,326
March 31	3,820,060	68.25	2,725,060	2,935,973	82.61	2,911,973
Exercised	—	—	—	(383)	55.00	(383)
Cancelled	(14,359)	79.16	(4,359)	—	—	—
Vested	—	—	1,000	—	—	1,000
June 30	3,805,701	68.20	2,721,701	2,935,590	82.62	2,912,590
Exercised	(30,289)	63.02	(30,289)	—	—	—
Cancelled (ii)	(166,411)	63.02	(166,411)	(880)	71.71	(880)
Vested	—	—	1,000	—	—	3,000
September 30	3,609,001	68.49	2,526,001	2,934,710	82.62	2,914,710

(i)       The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)      On August 12, 2009, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to certain executives in respect of 191,700 previously granted and unexercised stock options.

On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Class A Subordinate Voting Shares on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

In addition, during the third quarter of 2009, 25,289 SARs were cancelled upon exercise of the corresponding number of options.

Magna International Inc. Third Quarter Report 2009	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION (CONTINUED)

[a]          Incentive Stock Option Plan (continued)

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Nine months ended
	September 30,
	2009	2008

Risk free interest rate	1.66%	3.56%
Expected dividend yield	2.05%	2.02%
Expected volatility	31%	22%
Expected time until exercise	4 years	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$7.20	$13.65

Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2009 was $1 million [2008 - $2 million], and $2 million [2008 - $4 million], respectively.

[b]          Long-term retention program

Information about the Company’s long-term retention program is as follows:

	September 30,	December 31,
	2009	2008

Class A Subordinate Voting Shares awarded and not released	685,989	780,609

Reduction in stated value of Class A Subordinate Voting Shares	$45	$51

Unamortized compensation expense recorded as a reduction of shareholder’s equity	$30	$36

Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2009 was $2 million [2008 - $2 million], and $6 million [2008 - $6 million], respectively.

30	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       CAPITAL STOCK

[a]       Changes in Class A Subordinate Voting Shares for the three-month and nine-month periods ended September 30, 2009 consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Subordinate Voting
	Number of	Stated
	shares	value

Issued and outstanding at December 31, 2008	111,879,059	$3,605
Issued under the Dividend Reinvestment Plan	7,183	—
Release of restricted stock	—	6
Issued and outstanding at March 31 and June 30, 2009	111,886,242	$3,611
Issued under the Incentive Stock Option Plan	30,289	1
Issued and outstanding at September 30, 2009	111,916,531	$3,612

[b]      The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 5, 2009 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,643,360
Subordinated Debentures (i)	1,096,589
Stock options (ii)	3,609,001
117,348,950

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company’s option.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

12.       CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders’ conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2009	2008

Stock-based compensation
Balance, beginning of period	$64	$55
Stock-based compensation expense	2	2
Release of restricted stock	(6)	(4)
Balance, March 31,	60	53
Stock-based compensation expense	3	2
Balance, June 30,	63	55
Stock-based compensation expense	3	1
Exercise of stock appreciation rights [note 10 [a] (ii)]	(1)	—
Balance, September 30,	65	56
Holders’ conversion option	3	3
	$68	$59

Magna International Inc. Third Quarter Report 2009	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2009	2008

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$447	$1,360
Net unrealized (losses) gains on translation of net investment in foreign operations	(135)	50
Repurchase of shares	—	(15)
Balance, March 31	312	1,395
Net unrealized gains on translation of net investment in foreign operations	228	10
Repurchase of shares	—	(17)
Balance, June 30	540	1,388
Net unrealized gains (losses) on translation of net investment in foreign operations	261	(238)
Reclassification of gain on translation of net investment in foreign operations to net loss	—	(116)
Balance, September 30	801	1,034

Accumulated net loss on cash flow hedges (i)
Balance, beginning of period	(113)	(10)
Net unrealized gains (losses) on cash flow hedges	4	(13)
Reclassifications of net losses (gains) on cash flow hedges to net (loss) income	34	(5)
Balance, March 31	(75)	(28)
Net unrealized gains on cash flow hedges	41	19
Reclassifications of net losses on cash flow hedges to net (loss) income	9	3
Balance, June 30	(25)	(6)
Net unrealized losses on cash flow hedges	(13)	(12)
Reclassifications of net losses (gains) on cash flow hedges to net income (loss)	8	(1)
Balance, September 30	(30)	(19)
Total accumulated other comprehensive income	$771	$1,015

(i)          The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

	2009	2008

Balance, beginning of period	$48	$4
Net unrealized (gains) losses on cash flow hedges	(4)	6
Reclassifications of net gains (losses) on cash flow hedges to net (loss) income	(15)	2
Balance, March 31	$29	$12
Net unrealized gains on cash flow hedges	(9)	(8)
Reclassifications of net losses on cash flow hedges to net (loss) income	(3)	(1)
Balance, June 30	$17	$3
Net unrealized gains on cash flow hedges	3	4
Reclassifications of net (gains) losses on cash flow hedges to net (loss) income	(4)	1
Balance, September 30	$16	$8

The amount of other comprehensive income (loss) that is expected to be reclassified to net income (loss) over the next 12 months is $19 million [net of income tax benefit of $3 million].

32	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and term debt as shown in the balance sheets. Total capitalization includes debt and all components of shareholders’ equity.

The Company’s capitalization and debt to total capitalization is as follows:

	September 30,	December 31,
	2009	2008

Liabilities
Bank indebtedness	$304	$909
Long-term debt due within one year	116	157
Long-term debt	124	143
	544	1,209
Shareholders’ equity	7,433	7,363
Total capitalization	$7,977	$8,572

Debt to total capitalization	6.8%	14.1%

15.       FINANCIAL INSTRUMENTS

[a]          The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2009	2008

Held for trading
Cash and cash equivalents	$1,409	$2,757
Investment in ABCP	82	64
	$1,491	$2,821

Held to maturity investments
Severance investments	$8	$9

Loans and receivables
Accounts receivable	$3,322	$2,821
Long-term receivables included in other assets	55	67
Income taxes receivable	75	11
	$3,452	$2,899

Other financial liabilities
Bank indebtedness	$304	$909
Long-term debt (including portion due within one year)	240	300
Accounts payable	3,128	2,744
Accrued salaries and wages	448	448
Other accrued liabilities	768	835
	$4,888	$5,236

Magna International Inc. Third Quarter Report 2009	33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At September 30, 2009, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$134 million. The carrying value and estimated fair value of this investment was Cdn$88 million [December 31, 2008 - Cdn$79 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $116 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company’s three largest customers, General Motors, Ford and Chrysler for the three and nine months ended September 30, 2009 represented 46% and 43% of the Company’s total sales, respectively.

For the three and nine months ended September 30, 2009, sales to the Company’s six largest customers (including the Detroit 3) represented 82% and 81% of our total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

34	Magna International Inc. Third Quarter Report 2009

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.  FINANCIAL INSTRUMENTS (CONTINUED)

[d]          Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at September 30, 2009, the net foreign exchange exposure was not material.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

16.       SEGMENTED INFORMATION

	Three months ended				Three months ended
	September 30, 2009				September 30, 2008
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$1,046	$936		$680	$1,239	$1,159		$824
United States	1,093	1,043		694	1,227	1,174		842
Mexico	376	325		381	473	428		365
Eliminations	(185)	—		—	(154)	—		—
	2,330	2,304	$91	1,755	2,785	2,761	$(303)	2,031
Europe
Euroland	1,687	1,645		1,102	2,222	2,177		1,081
Great Britain	207	207		68	248	248		85
Other European countries	332	307		341	222	188		155
Eliminations	(40)	—		—	(56)	—		—
	2,186	2,159	(54)	1,511	2,636	2,613	52	1,321
Rest of World	213	201	18	182	168	155	9	172
Corporate and Other	(60)	5	28	375	(56)	4	116	321
Total reportable segments	$4,669	$4,669	$83	3,823	$5,533	$5,533	$(126)	3,845
Current assets				6,778				8,397
Investments, goodwill and other assets				2,266				2,212
Consolidated total assets				$12,867				$14,454

Magna International Inc. Third Quarter Report 2009     35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2009				September 30, 2008
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$2,432	$2,175		$680	$4,359	$4,098		$824
United States	2,746	2,622		694	3,987	3,827		842
Mexico	874	774		381	1,387	1,234		365
Eliminations	(414)	—		—	(503)	—		—
	5,638	5,571	$(197)	1,755	9,230	9,159	$(15)	2,031
Europe
Euroland	4,761	4,659		1,102	7,906	7,746		1,081
Great Britain	517	517		68	890	887		85
Other European countries	770	691		341	735	624		155
Eliminations	(121)	—		—	(195)	—		—
	5,927	5,867	(213)	1,511	9,336	9,257	316	1,321
Rest of World	533	497	25	182	481	439	29	172
Corporate and Other	(150)	13	7	375	(179)	13	115	321
Total reportable segments	$11,948	$11,948	$(378)	3,823	$18,868	$18,868	$445	3,845
Current assets				6,778				8,397
Investments, goodwill and other assets				2,266				2,212
Consolidated total assets				$12,867				$14,454

(i) EBIT represents operating income (loss) before interest income or expense.

17.       SUBSEQUENT EVENTS

On November 5, 2009, the Company’s Board of Directors approved the redemption of the outstanding 6.5% Convertible Subordinated Debentures [the “Debentures”] for cash on December 7, 2009. The Debentures are redeemable at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Debentures currently outstanding is Cdn$100 million.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

36     Magna International Inc. Third Quarter Report 2009

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Class A Subordinate Voting Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States – Class A Subordinate Voting Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares

Toronto Stock Exchange	MG.A
The New York Stock Exchange	MGA

6.5% Convertible Unsecured Subordinated Debentures due March 31, 2010

Toronto Stock Exchange	MG.DB

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2008 Annual Report

Copies of the 2008 Annual Report may be obtained from:  The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.